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                                                                File No. 70-8627


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    Form U-1

                         POST-EFFECTIVE AMENDMENT NO. 1

                             APPLICATION-DECLARATION
                                      UNDER
                 THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935


                          THE COLUMBIA GAS SYSTEM, INC.
                               20 Montchanin Road
                              Wilmington, DE  19807


--------------------------------------------------------------------------------
               (Name of Company or Companies Filing This Statement
                and Addresses of the Principal Executive Offices)


                          THE COLUMBIA GAS SYSTEM, INC.

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                (Name of Top Registered Holding Company Parent of
                          Each Applicant or Declarant)


                            L. J. BAINTER, TREASURER
                          The Columbia Gas System, Inc.
                               20 Montchanin Road
                              Wilmington, DE  19807


--------------------------------------------------------------------------------
                (Name and Address of Principal Agent for Service)
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ITEM 1.    DESCRIPTION OF PROPOSED TRANSACTIONS

           The Columbia Gas System, Inc. ("Columbia"), a registered public utility holding company, has proposed to sell up to 5,750,000 shares of its common stock ("Common Stock") pursuant to the Order of the Commission dated

August 25, 1995 (HCAR 35-26361; 70-8627) in order to reduce a portion of the short-term bridge financing required to redeem the 7.89% Preferred Stock, Series

A ("Series A Preferred Stock") and 5.22% Convertible Preferred Stock, Series B

("Series B DECS").  The Series A Preferred Stock and Series B DECS were issued on November 28, 1995 pursuant to the Third Amended Plan of Reorganization of

Columbia dated July 27, 1995 (the "Plan").  Pursuant to the Plan, Columbia had

the option to redeem the Series A Preferred Stock and Series B DECS without penalty or dividends for a period of 90 days after issuance.  Columbia exercised this option on February 26, 1996 using funds borrowed under Columbia's credit facility as temporary financing.  This transaction resulted in a savings to

Columbia of approximately $5.3 million in foregone dividend payments.

        The Common Stock will consist of up to 4,333,845 shares of previously authorized but unissued shares and 1,416,155 shares of stock previously issued and held as treasury stock.  The Common Stock was registered with the

Commission under the Securities Act of 1933 with Columbia's registration statement on Form S-3 being declared effective by the Commission's Division of

Corporation Finance, pursuant to delegated authority, on March 11, 1996.  The

Commission has reserved jurisdiction over the final terms of the Common Stock offering under the Public Utility Holding Company Act of 1935 (the "Act").  The

purpose of this filing is to provide the final terms of the offering to enable the Commission to issue a Supplemental Order under the Act.
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           On March 14, 1996, Columbia's Executive Committee of the Board of

Directors approved an offering of Common Stock with the following terms:

           Number of Shares:              Up to 5,750,000 shares of Common Stock
                                          including 750,000 sold to
                                          underwriters pursuant to
                                          an over-allotment option and
                                          1,416,155 shares previously held as
                                          treasury shares.


           Underwriting Group:            United States and Canada
                                          Salomon Brothers Inc
                                          Goldman, Sachs & Co.
                                          Merrill Lynch & Co.
                                          Smith Barney Inc.

                                          International
                                          Salomon Brothers International Limited
                                          Goldman Sachs International
                                          Merrill Lynch International Limited
                                          Smith Barney Inc.


           Price to Columbia:             $41.60 per share

           Underwriters' Compensation:    $ 1.40 per share

           Public Offering Price:         $43.00 per share



ITEM 2.    FEES, COMMISSIONS AND EXPENSES

           (a) State the fees, commissions and expenses paid or incurred, or to be paid or incurred, directly or indirectly, in connection with the proposed transaction by the applicant or declarant or any associate company thereof.

           The following is an itemized statement of the estimated amounts of all expenses in connection with the proposed issuance of up to 5,750,000 shares of Common Stock:


Filing Fees, Securities and Exchange Commission . . .          $ 86,000

Printing of Registration Statement, Prospectus,
  and Other Miscellaneous Papers  . . . . . . . . . .            35,000

Legal Fees  . . . . . . . . . . . . . . . . . . . . .            55,000

Independent Accountants' Fees . . . . . . . . . . . .            40,000

Rating Fees . . . . . . . . . . . . . . . . . . . . .            65,000

Service Charges, Columbia Gas System Service Corp.  .            50,000

Reimbursement for Blue Sky Filing Fees and Expenses .             7,500

Other Miscellaneous Expenses  . . . . . . . . . . . .            15,000
                                                               --------
  Total Expenses  . . . . . . . . . . . . . . . . . .          $353,500
                                                               ========

ITEM 5.    PROCEDURE

           (a) State the date when Commission action is requested. If the date is less than 40 days from the date of the original filing, set forth the reasons for acceleration.

           It is requested that the Commission issue its Supplemental Order by

9:00 a.m. on March 15, 1996.

ITEM 6.    EXHIBITS

           The following exhibit is made a part of this Application-Declaration:

           (a)  Exhibits

                F-2  Opinion of Counsel.
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                                    SIGNATURE



     Pursuant to the requirements of the Public Utility Holding Company Act of

1935, the undersigned company has duly caused this Application-Declaration to be signed on its behalf by the undersigned thereunto duly authorized.





                              THE COLUMBIA GAS SYSTEM, INC.


Date: March 14, 1996          By:          /s/ L. J. BAINTER
                                  --------------------------------------
                                               L. J. Bainter
                                                 Treasurer
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EXHIBIT INDEX

          Exhibits

          F-2 Opinion of Counsel.